Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Nine Months Ended 31 December 2015
Key Information	Nine Months Ended 31 December
	2016 US$M	2015 US$M	Movement
Net Sales From Ordinary Activities	1,292.4	1,245.6	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	215.6	263.6	Down	18%
Net Profit Attributable to Shareholders	215.6	263.6	Down	18%
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.60)	US($0.50)	Down	20%

Dividend Information

•	An FY2016 first half ordinary dividend (“FY2016 first half dividend”) of US9.0 cents per security is payable to CUFS holders on 26 February 2016.

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The record date to determine entitlements to the FY2016 first half dividend was 23 December 2015 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2016 first half dividend and future dividends will be unfranked for Australian taxation purposes.

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The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

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The Australian currency equivalent amount of the FY2016 first half dividend to be paid to CUFS holders is 12.4299 Australian cents. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will be paid in those currencies.

•	No dividend reinvestment plan is in operation for this FY2016 first half dividend.

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The FY2015 second half ordinary dividend (“FY2015 second half dividend”) of US27.0 cents per security and the special dividend (“FY2015 special dividend”) of US22.0 cents per security was paid to share/CUFS holders on 07 August 2015.

Movements in Controlled Entities during the Nine Months Ended 31 December 2015

There were no movements in controlled entities during nine months ended 31 December 2015.

Review

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2015

Contents

1.	Media Release
2.	Management’s Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2015 Annual Report which can be found on the company website at www.jameshardie.com.